VF 3-5-03

A/S 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011212

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-1402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4

OATH OR AFFIRMATION

I, M. E. Allison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. E. Allison & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. PARKS
Notary Public, State of Texas
My Commission Expires
December 16, 2006

M. E. Allison Jr.
Signature

President
Title

Patricia A. Parks
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

M. E. ALLISON & CO., INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 21, 2003

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash		$ 96,214
Certificates of deposit		170,000
Money market mutual funds		50,243
Deposit with broker-dealer		90,326
Receivables - other		9,229
Securities owned, not readily marketable		3,300
Limited partnership interests		350,273
Property and equipment - at cost		
Furniture and fixtures	$ 406,334	
Automobiles	39,002	
Leasehold improvements	36,342	
Total property and equipment	481,678	
Less: Accumulated depreciation and amortization	(438,103)	43,575
Other assets		6,144
		$ 819,304

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 105,604
	105,604
Stockholders' Equity:	
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized	38,500
Additional paid-in capital	3,850
Retained earnings	671,350
Total stockholders' equity	713,700
	$ 819,304

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Financial advisory fees	$ 457,695
Commissions	154,957
Gross profit on trading transactions	19,974
Joint accounts	236,690
Interest and dividends	7,950
Net realized gain	9,465
Revenue from sale of investment funds	50,298
Other	45,993
Total revenues	983,022
Expenses:	
Employee compensation including commissions	698,501
Clearing expense	7,936
Rental expense	81,340
Interest expense	940
Taxes (other than income taxes)	8,853
Depreciation and amortization	5,717
Other expenses	199,955
Total expenses	1,003,242
Loss before income taxes	(20,220)
Provision (benefit) for income taxes	--
Net loss	$ (20,220)

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, December 31, 2001	385	$ 38,500	$ 3,850	$ 691,570	$ 733,920
Net loss				(20,220)	(20,220)
Balances, December 31, 2002	385	$ 38,500	$ 3,850	$ 671,350	$ 713,700

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$	--
Increases		--
Decreases		--
Balance at December 31, 2002	$	--

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (20,220)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation and amortization	5,715
Gain on sale of limited partnership interest	(9,465)
Changes in assets and liabilities:	
Decrease in other receivables	20,001
Decrease in deposit with broker-dealer	3,744
Decrease in other assets	761
Increase in accounts payable and accrued liabilities	93,186
Net cash provided (used) by operating activities	93,722
Cash flows from investing activities	
Proceeds from partial sale of limited partnership interest	10,000
Equipment purchases	(7,192)
Net purchase of money market mutual funds	(40,683)
Collections on note receivable	14,765
Net cash provided (used) by investing activities	(23,110)
Net increase in cash	70,612
Cash at beginning of year	25,602
Cash at end of year	$ 96,214

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows, continued
For the Year Ended December 31, 2002

Supplemental Schedule of Cash Flow Information

Cash paid for income taxes	$	--
Cash paid for interest	$	940

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds.

Transactions in securities owned by the Company are recorded on a trade date basis. Commission revenues and expenses are recorded on a settlement date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned, not readily marketable, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The Company also is the general partner of certain limited partnerships that are invested in real estate (land). The partnerships are accounted for on the equity method.

Furniture, fixtures and automobiles are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Leasehold improvements are amortized using the straight line method over an estimated useful life of 39 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. These basis differences are primarily related to unrealized gains on investment securities which have not been recognized for income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 1 - Accounting Policies Followed by the Company, continued

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2002, the Company had net capital of approximately $299,874 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets	$438,882
Deferred tax liabilities	-0-
Valuation allowance	(438,882)
	$ -0-

The valuation allowance related to net operating losses carried forward increased $31,464 during 2002. The remaining increase of $114,439 is related to capital losses carried forward that were previously not recognized.

Note 4 - Income Taxes, continued

Deferred tax assets are related to net operating loss and capital loss carryforwards.

Net operating loss carryforwards expire as follows:

Year Ending December 31,	Net Operating Losses	Capital Losses
2004	$ --	$162,835
2005		134,409
2010	201,834	
2018	217,313	
2019	161,549	
2020	110,679	
2021	131,119	
2022	20,216	
	$ 842,710	$ 297,244

Note 6 - Commitment and Contingencies

The Company has an operating lease for office space owned by an officer of the Company. The lease provides for 2 options to renew for 5 years each. The following is a schedule by years of minimum rental payments under the lease agreement:

Year Ending December 31,	Amount
2003	$77,000
2004	77,000
2005	77,000
2006	77,000
2007	38,500
	$346,500

The Company has a month to month sub lease for a portion of the office space described above.

Note 6 - Commitment and Contingencies, continued

Rent expense under operating leases was $81,340 and sublease income was $23,688 during 2002, respectively.

The Company is required to indemnify its correspondent broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potential indemnification loss at December 31, 2002.

Note 7 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposit with broker-dealer is with the Company's clearing broker-dealer that is located in Dallas, Texas.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2002

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Net Capital

Total ownership equity qualified for net capital		$ 713,700
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Receivables-other	9,229	
Stocks with no market	3,300	
Limited partnership interests	350,273	
Property and equipment, net	43,575	
Other assets	6,144	412,821
Net capital before haircuts on securities positions		300,879
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	1,005	1,005
Net capital		$ 299,874

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 105,604
Total aggregate indebtedness	$ 105,604

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,044
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 49,874
Excess net capital at 1000%	$ 289,314
Ratio: Aggregate indebtedness to net capital	0.35 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
M. E. Allison & Co., Inc.

In planning and performing our audit of the financial statements and supplemental information of M. E. Allison & Co., Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 21, 2003